UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SKULLCANDY, INC.

(Name of Subject Company (Issuer))

MRSL Merger Co.

(Offeror) a direct wholly owned subsidiary of

MRSK Hold Co.

(Parent of Offeror)

Mill Road Capital II, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83083J104

(CUSIP number of class of securities)

MRSK Hold Co.

Attn: Thomas E. Lynch

382 Greenwich Ave., Suite One

Greenwich, Connecticut 06830

Telephone: (203) 987-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Peter M. Rosenblum, Esq. Joseph J. Basile, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, Massachusetts 02210 (617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$210,274,294	$21,175***

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $6.35 (i.e., the per share tender offer price) by (y) the sum of (a) 28,800,219, the number of shares of common stock issued and outstanding, plus (b) 2,576,792, the number of shares of common stock issuable pursuant to outstanding stock options, plus (c) 1,478,164, the number of shares of common stock subject to restricted stock unit awards, plus (d) 258,887, the number of shares of common stock subject to performance stock units. The foregoing share figures have been provided by the issuer to the offeror and are as of August 25, 2016.
**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,175	Filing Party: MRSL Merger Co., MRSK Hold Co. and Mill Road Capital II, L.P.
Form of Registration No.: Schedule TO	Date Filed: September 1, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 1, 2016, as amended by Amendment No. 1 filed on September 8, 2016 and Amendment No. 2 filed on September 22, 2016 (as so amended and as amended herein, the “Schedule TO”), by MRSL Merger Co., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of MRSK Hold Co., a Delaware corporation (“Parent”), which is a direct wholly owned subsidiary of Mill Road Capital II, L.P., a Delaware limited partnership (“Mill Road”), relating to the offer by Purchaser to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Skullcandy, Inc., a Delaware corporation (“Skullcandy”), other than any Shares that are owned immediately prior to the commencement of the Offer by Mill Road or by Parent, Purchaser, Skullcandy or any of their wholly owned subsidiaries, at a price of $6.35 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 2016 (as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer,” amends and supplements the Schedule TO as follows. Initially capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, at the end of the day on Thursday, September 29, 2016 (one minute after 11:59 p.m., New York City time, on September 29, 2016), the Offer expired as scheduled. The Offer was not extended. Following the expiration of the Offer, the Depositary advised Purchaser that, as of the expiration of the Offer, a total of 22,860,231 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, representing approximately 79.3% of the currently issued and outstanding Shares. As a result, the Minimum Condition has been satisfied. In addition, the Depositary advised Purchaser that, as of such time, Notices of Guaranteed Delivery had been delivered for 349,098 Shares, representing approximately 1.2% of the currently issued and outstanding Shares. All Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for payment.

The Merger will take place as soon as practicable following the conclusion of the Offer in accordance with Section 251(h) of the DGCL. Each Share issued and outstanding immediately prior to the Effective Time (other than any Cancelled Company Shares, any Dissenting Shares and the Accepted Shares) will be converted into the right to receive $6.35 per Share, net to the holder thereof in cash, without interest and less any required withholding taxes, payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares. At the Effective Time, all of the Cancelled Company Shares (if any) and the Accepted Shares will be cancelled and extinguished, and no further consideration will be paid for such Shares. The Shares of stockholders who properly and validly exercise their appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, but instead will be entitled to only such rights as are granted by Section 262 of the DGCL.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MRSL Merger Co.

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Vice President

MRSK Hold Co.

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Vice President

Mill Road Capital II, L.P.
By:	Mill Road Capital II GP LLC
Its General Partner

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Management Committee Director

Dated: September 30, 2016